UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 16, 2024

BERKSHIRE HILLS BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-15781	04-3510455
(State or Other Jurisdiction) of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

60 State Street, Boston, Massachusetts	02109
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 773-5601, ext. 133773

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	BHLB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On December 16, 2024, Berkshire Hills Bancorp, Inc., a Delaware corporation (“Berkshire”), Commerce Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Berkshire (“Merger Sub”), and Brookline Bancorp, Inc., a Delaware corporation (“Brookline”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Brookline, with Brookline as the surviving entity (the “Merger”), and immediately following the Merger, Brookline will merge with and into Berkshire, with Berkshire as the surviving entity (the “Holdco Merger”). The Merger Agreement further provides that immediately following the Merger, Berkshire Bank, a Massachusetts trust company and a wholly owned subsidiary of Berkshire, Bank Rhode Island, a Rhode Island-chartered bank and a wholly owned subsidiary of Brookline, and PCSB Bank, a New York-chartered bank and a wholly owned subsidiary of Brookline, each will merge with and into Brookline Bank, a Massachusetts trust company and a wholly owned subsidiary of Brookline, with Brookline Bank as the surviving bank (the “Bank Mergers” and, together with the Merger and the Holdco Merger, the “Proposed Transaction”). The Merger Agreement was unanimously approved by the board of directors of each of Brookline and Berkshire.

Merger Consideration

Upon the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, $0.01 par value, of Brookline (“Brookline Common Stock”) outstanding immediately prior to the Effective Time, other than certain shares held by Brookline or Berkshire, will be converted into the right to receive 0.42 of a share (the “Exchange Ratio”) of common stock, par value $0.01 per share, of Berkshire (“Berkshire Common Stock”). Holders of Brookline Common Stock will receive cash in lieu of fractional shares of Berkshire Common Stock.

Treatment of Brookline Equity Awards

The Merger Agreement provides that, at the Effective Time, except as otherwise agreed between Berkshire and Brookline, all outstanding time or performance-based restricted stock awards in respect of a share of Brookline Common Stock under the Brookline Bancorp, Inc. 2021 Stock Option and Incentive Plan will accelerate in full and fully vest, and be converted into the right for the holder to receive shares of Berkshire Common Stock in accordance with the Exchange Ratio. Any applicable performance-based vesting conditions will be deemed achieved at the greater of the target level of performance or actual annualized performance measured as of the most recent completed fiscal quarter prior to the closing of the Merger.

Treatment of Berkshire Equity Awards

The Merger Agreement provides that, at the Effective Time, except as otherwise agreed between Berkshire and Brookline, all outstanding time or performance-based restricted stock awards in respect of a share of Berkshire Common Stock under the Berkshire Hills Bancorp, Inc. 2018 Equity Incentive Plan and the Berkshire Hills Bancorp, Inc. 2022 Equity Incentive Plan will accelerate in full and fully vest. Any applicable performance-based vesting conditions will be deemed achieved at the greater of the target level of performance or actual annualized performance measured as of the most recent completed fiscal quarter prior to the closing of the Merger. All outstanding and unexercised stock options in respect of a share of Berkshire Common Stock under the Berkshire Plans, shall, automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest, and shall remain outstanding with the same exercise price to which they were subject prior to the Effective Time, and except as noted above, shall not otherwise be affected by the Merger.

Treatment of Brookline Debt

In connection with the closing of the Proposed Transaction, Berkshire will assume the indebtedness obligations of Brookline.

Board of Directors and Chief Executive Officer

The Merger Agreement provides that, effective as of the Effective Time, the number of directors that will comprise the boards of directors of each of Berkshire and Brookline Bank shall each be sixteen, of which (i) eight shall be directors of Berkshire immediately prior to the Effective Time, which shall include David M. Brunelle (Berkshire’s current Chairperson) and such other directors as determined by Berkshire and (ii) eight shall be directors of Brookline immediately prior to the Effective Time, which shall include Paul A. Perrault (Brookline’s current Chairman and Chief Executive Officer) and such other directors as determined by Brookline.

Additionally, following the closing of the Merger, (i) David M. Brunelle shall serve as the Chairperson of the board of directors of each of Berkshire and Brookline Bank for a term of at least two years (assuming Mr. Brunelle is elected for a second term) and (ii) Paul A. Perrault shall serve as the President and Chief Executive Officer of Berkshire and a member of the board of directors of Berkshire and Brookline Bank for a term of at least two years (assuming Mr. Perrault is elected for a second term).

Certain Other Terms and Conditions of the Merger Agreement

The Merger Agreement contains customary representations and warranties from both Brookline and Berkshire, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) in the case of Brookline, its obligation to call a meeting of its stockholders to approve the Merger Agreement, and, subject to certain exceptions, the obligation of its board of directors to recommend that its stockholders approve the Merger Agreement, (iii) in the case of Berkshire, its obligation to call a meeting of its stockholders to approve the share issuance in the Merger and an amendment to Berkshire’s certificate of incorporation to increase the number of authorized shares, and, subject to certain exceptions, the obligation of its board of directors to recommend that its stockholders approve the share issuance, and (iv) each party’s non-solicitation obligations related to alternative acquisition proposals. Berkshire and Brookline have also agreed to use their reasonable best efforts to prepare and file all applications, notices and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (i) approval of the Merger Agreement by the requisite vote of the Brookline stockholders, (ii) approval of the share issuance and the amendment to the certificate of incorporation by the requisite vote of the Berkshire stockholders, (iii) authorization for listing on the New York Stock Exchange of the shares of Berkshire Common Stock to be issued in the Merger, subject to official notice of issuance, (iv) receipt of required regulatory approvals, including without limitation the approval of the Board of Governors of the Federal Reserve System, the Massachusetts Commissioner of Banks, the Rhode Island Department of Business Regulation, Division of Banking, and the New York State Department of Financial Services, without the imposition of any condition or restriction that would be reasonably expected to have a material adverse effect on Berkshire and its subsidiaries, taken as a whole, after giving effect to the Proposed Transaction, (v) effectiveness of the registration statement on Form S-4 for the Berkshire Common Stock to be issued in the Merger, and (vi) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Proposed Transaction or any of the other transactions contemplated by the Merger Agreement or making the completion of the Proposed Transaction or any of the other transactions contemplated by the Merger Agreement illegal.

Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement, (iii) receipt by such party of an opinion from its counsel to the effect that the Merger and the Holdco Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and (iv) the execution of a bank merger agreement providing for the Bank Mergers of Berkshire Bank, Bank Rhode Island, PCSB Bank and Brookline Bank.

The Merger Agreement provides certain termination rights for both Brookline and Berkshire and further provides that a termination fee of $45.0 million will be payable by either Brookline or Berkshire, as applicable, upon termination of the Merger Agreement under certain circumstances.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

Securities Purchase Agreement

On December 16, 2024, Berkshire entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with each of several institutional “accredited investors” (the “Investors”), pursuant to which, on the terms and subject to the conditions set forth therein, the Company agreed to issue and sell to the Investors in a private placement an aggregate of 3,448,275 shares of Berkshire Common Stock (the “Shares”), at a price of $29.00 per share (the “Private Placement”).

The Private Placement is expected to close on December 19, 2024, subject to the satisfaction or waiver of specified customary closing conditions. The Company expects to receive aggregate gross proceeds from the Private Placement of approximately $100.0 million, before deducting estimated offering expenses payable by the Company. The Company expects to use the net proceeds from the Private Placement to support the Proposed Transaction, to maintain appropriate pro forma capital ratios and for general corporate purposes

The Securities Purchase Agreement contains customary representations, warranties and agreements of each Party. The Company has granted the Investors indemnification rights with respect to its representations, warranties, covenants and agreements under the Securities Purchase Agreement.

A copy of the Securities Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference in its entirety. The foregoing summary of the Securities Purchase Agreement in this Item 1.01 is not complete and is qualified in its entirety by reference to the complete text of the Securities Purchase Agreement.

Registration Rights Agreement

In connection with the Securities Purchase Agreement, the Company and the Investors also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated December 16, 2024, pursuant to which the Company agreed to provide customary resale registration rights with respect to the Shares obtained by the Investors pursuant to the Securities Purchase Agreements, subject to certain limitations as set forth in the Registration Rights Agreement. Failure to meet the resale registration statement filings or effectiveness deadlines, and certain other events, set forth in the Registration Rights Agreement may result in the Company’s payment of liquidated damages equal to 1% of the aggregate purchase price paid by the Investors pursuant to the Securities Purchase Agreement.

A copy of the Registration Rights Agreement is attached hereto as Exhibit 10.2 and is incorporated herein by reference in its entirety. The foregoing summary of the Registration Rights Agreement in this Item 1.01 is not complete and is qualified in its entirety by reference to the complete text of the Registration Rights Agreement.

Item 3.02	Unregistered Sales of Equity Securities

The information contained above in Item 1.01 related to the Private Placement is hereby incorporated by reference into this Item 3.02.

The offering and sale of the Shares pursuant to the Securities Purchase Agreement are intended to be exempt under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of the exemption afforded by Section 4(2) and Rule 506 of Regulation D promulgated under the Securities Act and corresponding provisions of state securities or “blue sky” laws.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

New Employment Agreement with Sean Gray. Berkshire and Berkshire Bank previously entered into a change in control agreement with Mr. Gray, effective as of October 1, 2008 (the “change in control agreement”), the terms of which have been previously disclosed. Concurrently with the execution of the Merger Agreement, Mr. Gray entered into an employment agreement (the “employment agreement”) with Berkshire, Berkshire Bank and Brookline Bank that will terminate and replace Mr. Gray’s change in control agreement effective as of the closing of the Merger. Mr. Gray will not receive any payments or benefits under his existing change in control agreement. The employment agreement with Mr. Gray, which will become effective as of the closing of the Merger, sets forth the terms of Mr. Gray’s employment with Berkshire and Brookline Bank following the closing of the Merger. The employment agreement provides for a base salary of $584,000 per year, which may be increased from time to time, an annual bonus, and an annual equity award.

In addition, the employment agreement provides for a retention payment of $3,917,540, half of which is payable on the one-year anniversary of the closing of the Merger, and half of which is payable on the second anniversary of the closing of the Merger. If Mr. Gray experiences a “qualifying termination” (as defined in the employment agreement), Mr. Gray will be entitled to the unpaid retention bonus in a lump sum payment on the first payroll cycle following the qualifying termination. Further, in the event of a termination of employment without “cause” or by Mr. Gray for “good reason” or pursuant to a “change in control,” all of which are defined in the employment agreement, Mr. Gray would be entitled to: (1) an amount equal to two times the sum of (a) Mr. Gray’s then-current base salary, plus (b) Mr. Gray’s target bonus for the then-current year, plus (c) an amount equal to the value of Mr. Gray’s target annual equity award for the then-current year (less the payment of any unpaid retention bonuses unless such termination follows a change in control); (2) his unvested equity award accelerating and becoming fully vested; and (3) continued insurance benefits, all of which is conditioned upon Mr. Gray’s execution and non-revocation of a release agreement.

The employment agreement includes a “clawback” provision in which Mr. Gray agrees that Berkshire can recoup any compensation or benefits provided to him that is required by applicable law to be subject to recovery or recoupment and non-competition and non-solicitation restrictions.

The foregoing summary of the terms and conditions of the employment agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the employment agreement, which is filed herewith as Exhibit 10.3 and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure

An Investor Presentation containing additional information regarding the Proposed Transaction is included in this report as Exhibit 99.1 and is furnished herewith and shall not be deemed “filed” for any purpose.

Item 8.01.	Other Events

On December 16, 2024, Berkshire and Brookline issued a joint press release announcing that they had entered into the Merger Agreement and the Securities Purchase Agreement. A copy of the joint press release is attached as Exhibit 99.2 to this Current Report on Form 8-K.

Forward-Looking Statements

This Current Report on Form 8-K may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of Berkshire and Brookline.

Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on Berkshire’s and Brookline’s current expectations and assumptions regarding Berkshire’s and Brookline’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Any number of risks, uncertainties, or other factors could affect Berkshire’s or Brookline’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement, Securities Purchase Agreement or Registration Rights Agreement; the outcome of any legal proceedings that may be instituted against Berkshire or Brookline; delays in completing the Proposed Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Proposed Transaction) or stockholder approvals, or to satisfy any of the other conditions to the Proposed Transaction on a timely basis or at all, including the ability of Berkshire and Brookline to meet expectations regarding the timing, completion and accounting and tax treatments of the Proposed Transaction; the possibility that the anticipated benefits of the Proposed Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Berkshire and Brookline do business; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the possibility that revenues following the Proposed Transaction may be lower than expected; the impact of certain restrictions during the pendency of the Proposed Transaction on the parties’ ability to pursue certain business opportunities and strategic transactions; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the ability to complete the Proposed Transaction and integration of Berkshire and Brookline successfully; the dilution caused by Berkshire’s issuance of additional shares of its capital stock in connection with the Proposed Transaction; and the potential impact of general economic, political or market factors on the companies or the Proposed Transaction and other factors that may affect future results of Berkshire or Brookline. The foregoing list of factors is not exhaustive. Except to the extent required by applicable law or regulation, each of Berkshire and Brookline disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding Berkshire, Brookline and factors which could affect the forward-looking statements contained herein can be found in Berkshire’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2024, June 30, 2024 and September 30, 2024, and its other filings with the SEC, and in Brookline’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2024, June 30, 2024 and September 30, 2024, and its other filings with the SEC. SEC filings are available free of charge on the SEC’s website at www.sec.gov. Annualized, proforma, projected, and estimated numbers in this document are used for illustrative purposes only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Berkshire, Brookline or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information About the Merger and Where to Find It

In connection with the Proposed Transaction, Berkshire intends to file a registration statement on Form S-4 with the SEC that will include a joint proxy statement of Brookline and Berkshire and a prospectus of Berkshire, which will be distributed to the stockholders of Brookline and Berkshire in connection with their votes on the merger of Brookline with and into Berkshire and the issuance of Berkshire Common Stock in the Proposed Transaction. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain these documents, and any other documents Berkshire and Brookline have filed with the SEC, free of charge at the SEC’s website, www.sec.gov, or by accessing Berkshire’s website at www.berkshirebank.com under the “Investor Relations” link, or by accessing Brookline’s website at www.brooklinebancorp.com under the “SEC Filings” link. In addition, documents filed with the SEC by Berkshire or Brookline will be available free of charge by (1) writing Berkshire at 60 State Street, Boston, MA 02109 Attention: Kevin Conn, Senior Managing Director, Investor Relations and Corporate Development or (2) writing Brookline at 131 Clarendon Street, Boston, MA 02116, Attention: Carl M. Carlson, Co-President and Chief Financial and Strategy Officer.

Participants in the Solicitation

The directors, executive officers and certain other members of management and employees of Berkshire may be deemed to be participants in the solicitation of proxies from the stockholders of Berkshire in connection with the Proposed Transaction. Information about Berkshire’s directors and executive officers is included in the proxy statement for its 2024 annual meeting of Berkshire’s stockholders, which was filed with the SEC on April 5, 2024.

The directors, executive officers and certain other members of management and employees of Brookline may also be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction from the stockholders of Brookline. Information about the directors and executive officers of Brookline is included in the proxy statement for its 2024 annual meeting of Brookline stockholders, which was filed with the SEC on March 29, 2024.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the Proposed Transaction when it becomes available. Free copies of this document may be obtained as described above.

Item 9.01	Financial Statements and Exhibits

Number	Description

2.1	Agreement and Plan of Merger, dated as of December 16, 2024, by and among Berkshire Hills Bancorp, Inc, Commerce Acquisition Sub, Inc., and Brookline Bancorp, Inc. *

10.1	Form of Securities Purchase Agreement, dated December 16, 2024, by and among Berkshire Hills Bancorp, Inc., and the other parties identified therein.

10.2	Form of Registration Rights Agreement, dated December 16, 2024, by and among Berkshire Hills Bancorp, Inc., and the other parties identified therein.

10.3	Employment Agreement, dated December 16, 2024, by and among Berkshire Hills Bancorp, Inc., Berkshire Bank, Brookline Bank and Sean A. Gray

99.1	Investor presentation dated December 16, 2024

99.2	Joint press release dated December 16, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Berkshire Hills Bancorp, Inc.

DATE: December 16, 2024	By:	/s/ Wm. Gordon Prescott
Wm. Gordon Prescott Senior Executive Vice President and General Counsel